20

16001915

SEC
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
[redacted]

SEC FILE NUMBER
8- 25328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARK INVESTMENTS dba ADIE, Douglas Kieth

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16170 CANAANVILLE ROAD
(No. and Street)

ATHENS — OHIO — 45701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS K. ADIE 740-593-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER E. METZLOFF SKODA MINOTTI
(Name – if individual, state last, first, middle name)

6685 BETA DRIVE — MAYFIELD VILLAGE — OHIO — 44143
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DOUGLAS K. ADIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARK INVESTMENTS, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

Notary Public

MELISSA WILFONG
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires February 17, 2019
Commission Recorded in Athens County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS K. ADIE, dba Ark Investments

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2015

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

DOUGLAS K. ADIE, dba Ark Investments

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE OWNER
DOUGLAS K. ADIE, dba Ark Investments

We have audited the accompanying statement of financial condition of Douglas K. Adie, dba Ark Investments (the Company) as of December 31, 2015, and the related statements of income and changes in owner's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas K. Adie, dba Ark Investments as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 24, 2016

Akron 3678 W. Market Street, Suite 300, Fairlawn, Ohio 44333 ph 330 668 1100 fx 440 646 1615
Cleveland 6685 Beta Drive, Mayfield Village, Ohio 44143 ph 440 449 6800 fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	53,521
Deposit with broker		11,296
Marketable securities, at fair value		290,850
	$	355,667

LIABILITIES AND EQUITY

LIABILITIES		
Accrued expenses	$	175
EQUITY		
Owner's equity		355,492
	$	355,667

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF INCOME AND CHANGES IN OWNER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

REVENUE	
Fees and commissions	$ 9,600
Unrealized gain on securities	51,050
Interest and dividend income, net	4,376
	65,026
OPERATING EXPENSES	
Communications	5,357
Occupancy expense	1,415
Regulatory fees and expenses	3,648
Other operating expenses	3,273
	13,693
NET INCOME	51,333
Owner's equity at beginning of year	301,359
Owner's contributions during the year	2,800
Owner's equity at end of the year	$ 355,492

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	51,333
Adjustment to reconcile net income to net cash provided by operating activities:		
Deduct: Item not affecting cash		
Unrealized gain on securities		(51,050)
Net cash provided by operating activities		283
CASH FLOWS FROM FINANCING ACTIVITIES:		
Owner's contribution		2,800
NET INCREASE IN CASH AND EQUIVALENTS		3,083
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		50,438
CASH AND CASH EQUIVALENTS - END OF YEAR	$	53,521

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Douglas K. Adie, dba Ark Investments (the "Company") is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and is engaged in managed investment accounts, with a concentration in Southeast Ohio. The financial statements of the Company include only those assets, liabilities, revenues, and expenses which relate to the business of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Marketable Securities

Marketable securities consist of investments in equity securities reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in income. All of the investment represents a holding of 5,000 shares of NASDAQ with a cost of approximately $57,000.

Revenue Recognition

Commissions are recognized as income when earned.

Income Taxes

As a sole proprietorship, the Company is not a taxpaying entity for purposes of Federal or state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all resources; accordingly, no provision or liability for Federal or state income taxes has been included in these financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liability based on the best available information.

The Company's investment is a Level 1 investment.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was in excess of the required capital.

DOUGLAS K. ADIE, dba Ark Investments

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2015

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

DOUGLAS K. ADIE, dba Ark Investments

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total owner's equity from statement of financial condition	$ 355,492
2	Less: Owner's equity not allowable for net capital	-
3	Total owner's equity qualified for net capital	$ 355,492
6D	Total other deductions	
8	Net capital before haircuts on security positions	$ 355,492
9	Haircuts on securities pursuant to 15c3-1	(96,923)
10	Net capital	$ 258,569
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required (.0666 x aggregate indebtedness)	$ 12
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 50,000
14	Excess net capital	
	Net capital	$ 258,569
	Less: Net capital requirement	(50,000)
	Total	$ 208,569
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 198,569
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ 175
20	Percent of aggregate indebtedness to net capital	0.07%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of Independent Registered Public Accounting Firm.

DOUGLAS K. ADIE, dba Ark Investments

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2015

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total owner's equity from statement of financial condition	$ 355,492	$ 355,492	$ -
Haircuts on securities pursuant to 15c3-1	(96,923)	(96,923)	-
Net capital	$ 258,569	$ 258,569	$ -
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 50,000	$ 50,000	$ -
Excess net capital:			
Net capital	$ 258,569	$ 258,569	$ -
Less: Net capital requirement	(50,000)	(50,000)	-
Total	$ 208,569	$ 208,569	$ -
Excess net capital less certain adjustments	$ 198,569	$ 198,569	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 175	$ 175	$ -
Percent of aggregate indebtedness to net capital	0%	0%	0%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the Report of Independent Registered Public Accounting Firm.

DOUGLAS K. ADIE, dba Ark Investments

ASSERTIONS OF BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2015

The undersigned as a member of management of Ark Investments (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities & Exchange Commission and to the broker or dealer's designated examining authority. Pursuant to that requirement, the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting the Exemption Provision:

Ark Investments has met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception.

DOUGLAS K. ADIE, dba Ark Investments

By:

Date: February 24, 2016

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE OWNER
DOUGLAS K. ADIE, dba Ark Investments

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which DOUGLAS K. ADIE, dba Ark Investments identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 24, 2016